Jeffrey P. Riedler
April 7, 2008

      TARTER

     KRINSKY &

DROGINLLP

ATTORNEYS AT LAW

1350 BROADWAY, 11TH FLOOR
NEW YORK, NY 10018
TEL: (212) 216-8000
FAX: (212) 216-8001

April 7, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler,
    Assistant Director

Re:	NanoViricides, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on March 24, 2008
File No. 333-148471

Dear Mr. Riedler:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated March 31, 2008 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 2 on Form S-1, a redlined version of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Jeffrey P. Riedler
April 7, 2008

General

1.
Please explain the discrepancy between the number of shares you seek to register in your “Calculation of Registration Fee” table and the number of shares you seek to register in your “Selling Security Holders” table. We note that your “Calculation of Registration Fee” table seeks to register 3,225,000 shares of common stock, while your “Selling Security Holders” table seeks to register 4,750,000 shares of common stock.

The Issuer inadvertently used an incorrect Selling Security Holders table.  The table was replaced in its entirety by the following Selling Security Holders table which relates to the number of shares in the “Calculation of Registration Fee” and other sections throughout the registration statement:

	Amount of securities of the class owned by the security holder before this offering*	Amount to be offered for the security holder's account	Amount and percentage of the class to be owned by security holder after the offering is complete
DKR Saturn Event Driven Holding Fund Ltd.(1)(2)	1,950,000	1,950,000	0%
David A. Boardman	52,500	52,500	0%
Richard A. Jacobs	150,000	150,000	0%
Leighton C. Klevana	52,500	52,500	0%
Greg Lubar	75,000	75,000	0%
Vivian Boniuk	150,000	150,000	0%
Robert and Julie Kassan	150,000	150,000	0%
David G. Gold	125,000	125,000	0%
Robert I. Gold	125,000	125,000	0%
Charles I. Gold	125,000	125,000	0%
Gary and Linda Nathanson	75,000	75,000	0%
Marvin Rosenberg	37,500	37,500	0%
David Jacofsky	37,500	37,500	0%
John Engerholm	37,500	37,500	0%
Doren Family Trust (3)	75,000	75,000	0%
Linden Group Money Purchase Pension Plan(4)	37,500	37,500	0%

* For the purpose of the table set forth above, we have included all shares of common stock beneficially owned by each selling security holder as of April 7, 2008, including the shares of common stock issuable to DKR upon exercise of the Warrants.

(1)  Includes 450,000 shares of common stock issuable upon exercise of common stock purchase warrants dated September 21, 2007.

(2)  The investment manager of DKR Saturn Event Driven Holding Fund Ltd. (the "Fund") is DKR Saturn Management LP (the "Investment Manager").  The Investment Manager is an SEC registered investment adviser.  The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund.  Mr. Ron Phillips, portfolio manager of the Investment Manager, has ultimate responsibility for investments with respect to the Fund. Mr. Phillips disclaims beneficial ownership of the shares.

Jeffrey P. Riedler
April 7, 2008

(3)  Gerald Doren is the Trustee of the Doren Family Trust.

(4)  Frederick M. Grossman is the trustee of the Linden Group Money Purchase Pension Plan.

Signatures, page 67

2.
We note your response to Comment 6 and reissue the comment in part.  We note that your chief executive officer and chief financial officer have signed this Form S-1 on behalf of the registrant and in his own capacity, but that the Form S-1 has not been signed by your controller or principal accounting officer in those capacities as required by Form S-1.  Please revise your filing to include the signature of your controller or principal accounting officer. If either Dr. Seymore or Dr. Diwan is also your controller or principal accounting officer, please indicate beneath his signature that he is signing the Form S-1 in the capacity of control or principal accounting officer.

The Registration Statement was revised to provide the following signatures:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Haven, State of Connecticut, on April 7, 2008.

NANOVIRICIDES, INC.

By:	/s/ Eugene Seymour
Name:	Eugene Seymour, MD MPH
Title:	Chief Executive and Acting Chief Financial Officer, Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Anil Diwan	President, Chairman of the Board of Directors	April 7, 2008
ANIL DIWAN	(Principal Executive Officer)

/s/ Eugene Seymour	Chief Executive and Acting Chief Financial Officer and Director	April 7, 2008
EUGENE SEYMOUR	(Principal Accounting Officer)

Jeffrey P. Riedler
April 7, 2008

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP
PC/eph